American Petroleum Tankers Partners LP

600 W. Germantown Pike, Suite 400

Plymouth Meeting, PA 19462

December 23, 2013

VIA EDGAR

Re:	American Petroleum Tankers Partners LP

Registration Statement on Form S-1

File No. 333-191848

Susan Block

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Dear Ms. Block:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), American Petroleum Tankers Partners LP (the “Partnership”), acting through its general partner American Petroleum Tankers GP LLC, hereby applies for the immediate withdrawal of the above-referenced Registration Statement, which was originally filed with the Securities and Exchange Commission on October 22, 2013 and amended on October 31, 2013 and November 26, 2013, and drafts of which were confidentially submitted to the Securities and Exchange Commission on August 23, 2013 and October 4, 2013.

The Registration Statement was filed in connection with the proposed initial public offering by the Partnership of its common units representing limited partner interests. On December 21, 2013, Kinder Morgan Operating L.P. “C”, an affiliate of Kinder Morgan Energy Partners, L.P., entered into an agreement to acquire (i) APT New Intermediate Holdco LLC, a subsidiary of American Petroleum Tankers Holding LLC, and the owner of a fleet of five product tankers, and (ii) State Class Tankers II LLC, and its newbuild vessels which are to be constructed pursuant to an agreement with National Steel and Shipbuilding Company. The Partnership confirms that it has not sold any securities pursuant to the Registration Statement.

The Partnership requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to call the undersigned at (610) 940-1677 or Lesley Peng of Simpson Thacher & Bartlett LLP at (212) 455-2202 with any questions you may have regarding this matter.

Very truly yours,

American Petroleum Tankers Partners LP

By: American Petroleum Tankers GP LLC, its general partner

By:	/s/ Philip J. Doherty
Name: Philip J. Doherty
Title: Chief Financial Officer

cc:	Securities and Exchange Commission

Kristin Shifflett

Amy Geddes

John Dana Brown

Simpson Thacher & Bartlett LLP

Lesley Peng